March 12, 2009

AS FILED ON EDGAR AND
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
Attn: Tabatha Akins, Staff Accountant
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549

Re:	Elite Pharmaceuticals, Inc.
Item 4.01 of Form 8-K, filed February 19, 2009
File No. 001-15697

Dear Ms. Akins:

          On behalf of our client, Elite Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we transmit simultaneously herewith for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by means of the Electronic Data Gathering, Analysis, and Retrieval system, the Company’s Current Report on Form 8-K/A (the “Amended Filing”) amending the Current Report on Form 8-K originally filed by the Company on February 19, 2009 (File No. 001-15697) (the “Original Filing”) and a separate acknowledgement letter from the Company. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Amended Filing.

          We are in receipt of your letter addressed to the Company, dated February 25, 2009 (the “Comment Letter”), which you sent on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Set forth below is the response of the Company to each of the comments set forth in the Comment Letter, numbered to correspond thereto.

Comment Number	Response to Comment
1.	The Company takes notice of, but respectfully disagrees with, your comment. For the reasons stated below, the Company disputes the Commission’s position that the Company’s failure to file a report under Item 4.01 of Form 8-K within 4 days of the completion of the merger, on January 1, 2009 (the “Merger”), of the Company’s former independent accountants, Miller Ellin & Company (“Miller Ellin”), with and into Rosen Seymour Shapss Martin & Company LLP (“Rosen Seymour”), the Company’s current independent accountants, constitutes a delinquency that may negatively impact the Company’s eligibility requirements for filing on Form S-3.

Comment Number	Response to Comment
Upon completion of the Merger on January 1, 2009, Rosen Seymour, as a matter of law, succeeded Miller Ellin as the Company’s independent accountants, and the Company formally engaged Rosen Seymour, the successor in interest of Miller Ellin’s business and operations, as its new independent accountant and the principal accountant to audit its financial statements. Notwithstanding the Merger, there was very little change in the Company’s ongoing relationship with its accountants. In fact, many of the individual professionals who oversaw the Company’s matters and headed the Company’s account at Miller Ellin have continued in such capacity at Rosen Seymour upon giving effect to the Merger and through the present.

Based upon the circumstances described above, the Company did not consider there to be a change in independent accountants for purposes of Item 4.01 of Form 8-K upon the occurrence of the Merger. Furthermore, the Company was not notified that the Merger constituted a change in independent accountants until its receipt of a letter, dated February 12, 2009 (the “Notification Letter”), from Rosen Seymour, whereby Rosen Seymour (1) notified the Company that the Merger is considered by the Commission to be a change in independent accountants under Item 4.01(b), and (2) advised the Company to file a Form 8-K using the language suggested by Rosen Seymour in the Notification Letter. Upon receipt of the Notification Letter, the Company prepared the Original Filing based on the language suggested therein by Rosen Seymour; the Company filed the Original Filing within 4 business days of the date of the Notification Letter.

     Based upon the foregoing, and the Company’s good faith effort to comply with the disclosure requirements of Item 4.01 of Form 8-K upon its receipt of the Notification Letter from Rosen Seymour, the Company respectfully requests the Commission to consider as timely the filing of the Original Filing disclosing the change in the Company’s independent accountants and, thus, not to treat such filing of the Original Filing as a delinquency that may negatively impact the Company’s eligibility requirements for filing on Form S-3.

2.	The Company has amended the Original Filing in accordance with your comment to provide all disclosures required by Item 304(a)(1) of Regulation S-K. In the Amended Filing, such disclosures are contained in the first four paragraphs under Item 4.01, which are reproduced below for your convenience.

     Effective January 1, 2009, Miller, Ellin & Company, LLP (“Miller Ellin”), the independent accountant of Elite Pharmaceuticals, Inc., a Delaware corporation (the “Registrant”), and the principal accountant engaged to audit the Registrant’s financial statements, consummated a merger (the “Merger”) of its practice into the practice of Rosen Seymour

Comment Number	Response to Comment

Shapss Martin & Company LLP (“Rosen Seymour”), with Rosen Seymour the resulting surviving legal entity. As of the date of the Merger, Rosen Seymour, as a matter of law, succeeded Miller Ellin as the Registrant’s independent accountants, and the Registrant formally engaged Rosen Seymour, as successor in interest of Miller Ellin, as its new independent accountant and principal accountant to audit its financial statements. On February 19, 2009, the foregoing changes were unanimously approved and ratified by the Audit Committee of the Registrant’s Board of Directors (the “Audit Committee”).

     During the Registrant’s past two fiscal years, ended March 31, 2007 and March 31, 2008 (together, the “Fiscal Years”), respectively, Miller Ellin was engaged as the Registrant’s principal accountant to examine the Registrant’s financial statements for each such Fiscal Year. Miller Ellin’s reports on the Registrant’s financial statements for the Fiscal Years did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

     During the Fiscal Years and through the date of the Merger, including the subsequent interim periods ended June 30, 2008, September 30, 2008 and December 31, 2008 (the “Subsequent Interim Periods”), respectively, there were no disagreements with Miller Ellin, whether resolved or unresolved to Miller Ellin’s satisfaction, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Miller Ellin’s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

     During the Fiscal Years and through the date of the Merger, including the Subsequent Interim Periods, no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K) occurred that would be required by Item 304(a)(1)(v) to be disclosed in this report.

3.	The Company has revised the second paragraph of the Original Filing in accordance with your comment to state explicitly the disclosures required by Item 304(a)(2). The revised disclosure in the Amended Filing, which is now located in the penultimate paragraph under Item 4.01, is reproduced below for your convenience.

     Except as described below, during the Fiscal Years and through the date of the Registrant’s engagement of Rosen Seymour, including the Subsequent Interim Periods, neither the Registrant nor anyone on its behalf consulted Rosen Seymour regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Registrant’s financial statements, and either a written report was provided to the Registrant or oral advice was provided that Rosen Seymour concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was

Comment Number	Response to Comment

either the subject of a “disagreement”(as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to such item) or “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K). As previously disclosed in Amendment No. 1 to the Registrant’s Form 10-K/A, filed on January 16, 2009 with the Securities and Exchange Commission (the “Commission”), the Registrant engaged Rosen Seymour to conduct a review of its internal controls over financial reporting, particularly with respect to the Registrant’s accounting procedures and related internal controls over expenditures, as a result of an investigation conducted by the Audit Committee regarding certain reimbursements of expenses that were made by the Registrant to Bernard J. Berk, its then-President, Chief Executive Officer and Chairman of the Registrant’s Board of Directors, without the prior receipt by the Registrant from Mr. Berk of adequate substantiation of such expenses. Rosen Seymour completed its review on January 23, 2009 and determined that nothing came to its attention during such review to indicate that the Registrant’s current internal controls over financial reporting are not effective.

4.	The Company has included in the Amended Filing, as Exhibit 16.1, a signed and currently dated letter from its former accountants, Miller Ellin, in accordance with Item 304(a)(3) of Regulation S-K. The Company has also included in its amended filing, as Exhibit 16.2, an updated letter signed by its current accountants, Rosen Seymour, in accordance with Item 304(a)(2) of Regulation S-K.

Please contact the undersigned, at (212) 209-3059, if we may be of further assistance regarding the above matters.

Very truly yours,

/s/ Louis Smookler, Esq.
Louis Smookler, Esq.